UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2008

Commission File Number: 000-31172

ALBERTA STAR DEVELOPMENT CORP.

(Translation of Registrant’s Name into English)

506 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X      Form 40-F _______

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)]

Yes _______ No    X

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)]

Yes _______ No    X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12-g-3-3(b) under the Securities Exchange Act of 1934]

Yes _______ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934,

the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alberta Star Development Corp.

(Registrant)

By  /s/ Tim Coupland

President & CEO

Date  March 27, 2008

ALBERTA STAR DEVELOPMENT CORP.

Suite 506 - 675 West Hastings Street ∙ Vancouver ∙ British Columbia ∙ V6B 1N2

Telephone:  (604) 681-3131    Facsimile:  (604) 408-3884

NEWS RELEASE

March 27, 2008	TSX-V Trading Symbol: ASX
OTC BB Trading Symbol: ASXSF
Frankfurt Trading Symbol: QLD

ALBERTA STAR INTERSECTS 6.0 METERS OF 1.36% ZINC AND 0.41% LEAD INCLUDING 1.50 METERS OF 3.12% ZINC AND 0.97% LEAD AT ECHO BAY, NT

Alberta Star Development Corp. (the “Company”) listed on the TSX Venture Exchange, (ASX) on the OTCBB (ASXSF) and on the Frankfurt Exchange (QLD), is pleased to report that the Company has intersected additional high grade poly-metallic mineralized zones in hole number EBM-07-10 received from the Echo Bay North target at the Eldorado & Contact Lake IOCG & uranium project. The Company has received assay results from drill hole EBM -07-10, the last hole completed from an 8-hole drill program on the Echo Bay North IOCG & Uranium target. The Company intersected several poly-metallic mineralized zones including 6.0 meters of 1.36% zinc and 0.41% lead including 1.50 meters of 3.12% zinc and 0.97% lead.

The Echo Bay IOCG & uranium target drill program was designed to re-evaluate the economic potential of the former Eldorado-Echo Bay silver and uranium mines and its untested surrounding area. The Echo Bay silver-uranium target area is located on the Company’s property, on the north side of Echo Bay.  Seven of eight drill holes intersected multiple zones of altered and mineralized poly-metallic zones with disseminated and vein hosted high grade copper, silver, lead and zinc. The Company’s 2007 drill program was completed between  May and October 2007 and consisted of 19,602 meters of drilling, with 72 holes drilled resulting in over 10,212 samples being collected and submitted for assaying.

A QAQC (quality assurance, quality control) program conducted by the Company which consisted of the introduction of standard, duplicate, and blank samples introduced into the sample sequence at irregular and random intervals to test the sampling and assay procedures.  Standard samples were prepared by Acme Analytical Laboratories Ltd. (“Acme”) of Vancouver, British Columbia. All drill core samples were prepared, bagged and sealed by the Company’s supervised personnel and were transported by plane to Acme facilities in Yellowknife, NT where they were crushed and pulped, and then transported to Acme’s main laboratories in Vancouver, British Columbia for assaying. Acme is a fully registered analytical lab for analysis by ICP-MS and ICP-FA techniques. Samples were subjected to aqua regia digestion and analyzed for 40 elements and induced coupled plasma-mass spectrometry (ICP-MS) following four acid digestions (HF, HCIO4, HNO3 and HCI). All analysis for Cu, Ag, Au, U, Co, Ni, Bi, Pb, Zn and W which exceeded upper limits were re-assayed using ICPFA method to obtain correct values.

Highlights from  mineralized down hole intervals from hole EBM-07-10 include:

•

6.0 meters of 1.36% zinc and 0.41% lead including 1.50 meters of 3.12% zinc and 0.97% lead.

•

4.5 meters of 0.30% lead and 0.34% zinc

•

6.03 meters of 0.24% lead and 0.72% zinc

•

27.0 meters of 0.17% copper and 0.10% zinc

•

6.0 meters of 0.23% copper and 0.13% nickel

The accompanying table gives a summary of drilling highlights and assay results from drill hole EBM-07-10 at the Eldorado IOCG and uranium target.

 Drill Summary

Drill Hole EBM-07-10				Copper	Lead	Zinc	Silver	Nickel	Cobalt
	From	To	Interval	Cu	Pb	Zn	Ag	Ni	Co
	(m)	(m)	(m)%		%	%	(g/ton)	(%)	(%)
	50.50	56.50	6.00	0.06	0.41	1.36	1.3	0.05	0.03
	55.00	56.50	1.50	0.07	0.97	3.12	2.1	0.05	0.02
	65.50	70.00	4.50	0.03	0.30	0.34	1.1	0.03	0.01
	97.00	98.50	1.50	0.02	0.05	0.24	0.3	0.00	0.00
	112.00	113.50	1.50	0.01	0.04	0.13	0.3	0.00	0.00
	150.47	156.50	6.03	0.08	0.24	0.72	1.4	0.04	0.02
	150.47	152.00	1.53	0.11	0.59	1.57	2.6	0.06	0.04
	167.00	170.00	3.00	0.05	0.10	0.46	0.5	0.02	0.02
	173.00	174.50	1.50	0.05	0.16	0.56	0.8	0.02	0.01
	181.85	182.15	0.30	0.10	0.38	1.78	2.4	0.06	0.03
	192.50	198.50	6.00	0.06	0.09	0.33	0.4	0.03	0.02
	201.50	206.00	4.50	0.04	0.08	0.28	0.4	0.02	0.02
	209.70	212.00	2.30	0.06	0.01	0.10	0.2	0.02	0.02
	212.00	214.58	2.58	0.11	0.01	0.03	0.4	0.05	0.04
	216.00	217.50	1.50	0.05	0.00	0.15	0.2	0.02	0.01
	222.00	223.50	1.50	0.07	0.05	0.20	0.3	0.04	0.02
	233.50	238.00	4.50	0.05	0.08	0.23	0.4	0.03	0.01
	238.00	265.00	27.00	0.17	0.03	0.10	0.4	0.08	0.04

Metal values as at today’s market price. Gold $953.60 US per ounce, Copper $3.79 per pound, Silver $18.41 US per ounce, Cobalt $52.25 US per pound, Zinc $1.04 US per pound, Lead $1.25 US per pound, Nickel $13.32 US per pound, Vanadium $13.00 and Uranium $73.00 US per pound as of March 26, 2008.

Note:  True thickness is unknown.

Drill hole EBM-07-10 (135 degree azimuth and 45 degree inclination) and EBM-07-11 (315 degree azimuth and 45 degree inclination) were drilled in a NW-SE trending row section at 192 meters apart from each other. The occurrence of polymetalic mineralized zones in both holes indicates that IOCG style mineralization is not only vertically but also sub-horizontally extended between these holes.

Previous holes released from the 2006 drill program include EBM-06-02 which intersected 10.5 meters of 117.1 g/ton silver, 0.14% copper, 0.46% lead. 0.21% zinc and 0.18% nickel. This interval also included 5.0 meters  of 237.9 g/ton silver, 0.24% copper, 0.45% lead, 0.20% zinc, 0.37% nickel and 0.09% cobalt which includes 1.50 meters of 739.5 g/ton silver , 0.19% copper, 0.56% lead, 0.45% zinc, 1.20% nickel, and 0.22% cobalt.  A half meter zone of high grade 2,186.0 g/ton silver, 0.78% zinc, 3.57% nickel, 0.31% copper and 0.65% cobalt was also intersected in this interval. EBM-06-03 intersected 22.50 meters of 2.7 g/ton silver, 0.21% lead, and 0.72% zinc. Other significant poly-metallic IOCG style mineralized down-hole intervals at Echo Bay included EBM-06-02 which intersected 3.0 meters of 1.26% lead, 2.75% zinc and 8.2 g/ton silver (NR-Feb 5/07).

Other significant intercepts include EBM-07-08 which intersected 24.75 meters of  IOCG style poly-metallic zones with 2.50% lead, 0.49% copper, 0.31% zinc and 26.50 g/ton silver. This interval also includes 4.50 meters of 8.38% lead, 0.50% copper, 0.68% zinc and 34.4 g/ton silver. Another mineralized zone of 15.50 meters 0.54% zinc and 0.20% copper and 3.29 g/ton silver was also intersected in EBM-07-12.  EBM-07-11 intersected several mineralized zones including 58.25 meters of 0.61% zinc, 0.20% lead, and 2.44 g/ton silver and within that 1.50 meters of 2.56% zinc, 0.43% lead and 6.63 g/ton silver and also 1.50 meters of 2.35% zinc, 0.79% lead and 3.90 g/ton silver was intersected in this drill hole. EBM-07-13 intersected 30.10 meters of 0.75% zinc, and 0.28% lead. Another zone of 0.25 meter of 16.47% zinc, 0.64% copper, 0.46% lead and 403.0 g/ton silver was also encountered (NR-Nov 26/08).

The Company has now released 44 holes from its 72 hole 2007 Phase 2 drill program.  The remaining 28 holes will be released when the assays have been received.

THE ELDORADO & CONTACT LAKE IRON OXIDE COPPER, GOLD, SILVER AND URANIUM PROJECTS

The Eldorado & Contact Lake Permit Areas are located on the east side of Great Bear Lake in Canada’s Northwest Territories. The permit areas are situated 470 kilometers north of the city of Yellowknife. The total size of the Eldorado & Contact Lake Permit area covers over 98, 027.77 acres in size. The Eldorado & Contact Lake IOCG & uranium project areas include five past producing high grade silver and uranium mines. This includes the Echo Bay Silver Mine which produced 23,779,178 ounces of silver and the Eldorado Uranium Mine which produced 15 million pounds of uranium and 8 million ounces of silver. The Contact Lake Silver and Uranium Mine, Bonanza and El Bonanza Silver and Uranium mines are included within the Company’s land ownership package. Olympic Dam volcanic hosted hydrothermal iron-oxide copper, gold (IOCG) style of deposits are attractive targets for exploration and development due to their poly-metallic nature, high unit value and enormous size and grade tonnage potential. The Eldorado Mineral Belt which is situated in the Great Bear Magmatic zone, NT, has long been recognized by geologists, as one of the most prospective iron oxide copper, gold, silver and uranium regions in northern Canada.

ALBERTA STAR DEVELOPMENT CORPORATION

Alberta Star Development Corp. is a Canadian mineral exploration company that identifies, acquires and finances advanced stage mineral exploration projects in Canada. The Company is committed to creating long term shareholder value through the discovery of base and precious metals and uranium.

ALLAN FELDMAN-INVESTOR RELATIONS

Investors are welcomed to contact Mr. Allan Feldman, the Company’s Investor Relations and Corporate Communications Specialist, for all corporate updates at (604) 948-9663 and in Quebec Mr. Mario Drolet at MI3 Communications Company at (514) 904-1333.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland, President and CEO

Alberta Star Development Corp.

Tel 604.681.3131           Fax 604.408.3884

www.alberta-star.com

ALBERTA STAR DEVELOPMENT CORP.

Tim Coupland
President & CEO

Lou Covello, B.Sc., P.Geo. is the qualified person for the Eldorado & Contact Lake IOCG Projects.

These results have been prepared under the supervision of Lou Covello, B.Sc., P.Geo, who is designated as a Qualified Person with the ability and authority to verify the authenticity and validity of this data.  All rock samples were analyzed by Acme Analytical Laboratories Ltd. (“ACME”) in Vancouver B.C., Canada using ICP-MS and ICP-FA analysis techniques.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this News Release.

This news release contains certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical fact, that address future production, reserve potential, exploration drilling,  exploitation activities and events or developments that the Company expects to occur, are forward looking statements.  Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans” “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur.  Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements.  Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.  Forward looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made.  The Company undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change.  For further information investors should review the Company’s filings that are available at www.sedar.com or contact Tim Coupland, President at (604) 681-3131